

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 31, 2015

Mail Stop 4546

<u>Via Email</u>
Stephen E. Jones
Executive Director and Chief Financial Officer
Santander UK Group Holdings plc
2 Triton Square, Regent's Place
London NW1 3AN, England

> **Re: Santander UK Group Holdings plc**
> **Form 20-F**
> **Filed August 10, 2015**
> **File No. 000-55494**
>
> **Santander UK plc**
> **Form 20-F**
> **Filed March 4, 2015**
> **File No. 001-14928**

Dear Mr. Jones:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>Strategic Report, page 46</u>

1. We note your statements that your 1│2│3 World program is transforming your retail customer profile and attracted 1.2 million customers in 2014. Additionally, we note your definition of 1│2│3 World customers on page 3 and include other references to the program. Despite the definition of 1│2│3 World, the nature of the program is not clear. Please provide a description of this program and explain any revisions that resulted in the increase in customers during 2014.

<u>Risk Factors, page 19</u>

<u>Operational risks, including risks relating to data and information collection, processing, storage and security are inherent in our business, page 28</u>

<u>Cyber security, page 28</u>

2.   We note your disclosure that you continue to face a host of cyber threats; your disclosure that cyber-crimes and denial of service attacks have increased; and your identification of cyber-attacks as a key risk. Please clarify whether you have knowledge of the occurrence of any such attacks in the past. If attacks have occurred, and were material either individually or in the aggregate, revise to discuss the related costs and consequences. Also, describe the particular aspects of your business and operations that give rise to material cybersecurity risks and the potential costs and other consequences of such risks to those businesses and operations. For additional guidance, please refer to CF Disclosure Guidance Topic No. 2 on Cybersecurity.

<u>Santander UK Form 20-F for the year ended December 31, 2014</u>

<u>General</u>

3.   Please address all comments issued on the registration statement filed by Santander UK Group Holdings plc that are applicable to your Form 20-F.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please contact William H. Dorton, Staff Attorney, at (202) 551-3107 or me at (202) 551-3675 with any questions.

Sincerely,

/s/ Suzanne Hayes
Suzanne Hayes
Assistant Director

cc (via email): Sarah E. Lewis, Esq.
               Cleary Gottlieb Steen & Hamilton LLP